Exhibit 99.8
Notice to ASX/LSE

Rio Tinto provides update on Oyu Tolgoi project

16 March 2020

Rio Tinto is working with the Government of Mongolia to ensure Oyu Tolgoi is operating in accordance with the restrictions the Mongolian authorities have put in place to contain the spread of COVID-19. The first priority of the Rio Tinto and Oyu Tolgoi teams is the health and safety of all of our employees, contractors and the wider community.

Since January the movement of goods and people within Mongolia have been restricted within and across its border and this has further escalated recently as the first case of COVID-19 has occurred in the country.

Work on the Underground Project continues, however, progress is being slowed as a result of these measures. There is restricted access for teams from Rio Tinto, Oyu Tolgoi and our construction partners to oversee development and provide specialist technical services. The availability of specialist service providers at the site is essential to safely continue work on technical activities such as the headframe commissioning of Shafts 3 and 4.

The full impact of the slowdown on the Underground Project is unknown at this time and the company will update the market once more information is available. The mine design for the Underground Project currently remains on track to be completed in the first half of this year, with a definitive estimate to be provided for the development of this world-class orebody in the second half of 2020.

Despite the impact of COVID-19, the open pit of the Oyu Tolgoi mine continues to operate and deliver shipments of copper concentrate to its customers.

Rio Tinto Copper & Diamonds chief executive Arnaud Soirat said “Our focus is on ensuring the safety and health of all of our people at Oyu Tolgoi and we support the decisive action taken by the government to limit the spread of COVID-19. It has inevitably resulted in a restriction on the movement of goods and people in the country and this is slowing down construction activity at the Underground Project. It is too early to determine the impact of this and the team is doing all they can to minimise the disruption in a challenging environment. We will continue to work with our suppliers, customers and the government.”

Contacts

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Illtud Harri
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Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.